Exhibit 99.1

ACQUISITION OF FERRO ALLOYS CORPORATION LIMITED

Pursuant to the order dated January 30, 2020 of National Company Law Tribunal Cuttack, Vedanta Limited is implementing the approved Resolution Plan for Ferro Alloys Corporation Limited (“FACOR”).

The consideration payable for the acquisition of FACOR on debt and cash free basis under the approved Resolution Plan is INR 10 Crores as well as equivalent of cash balance in FACOR’s subsidiary, FACOR Power Limited (FPL) as Upfront Payment and zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of INR 270 Crores to the Financial Creditors payable equally over 4 years commencing March 2021.

FACOR is a company in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FPL.

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612

www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Sensitivity: Internal (C3)

Annexure 1

Acquisition of Ferro Alloys Corporation Limited

S.No	Details Required	Information of such event
a)	Name of the target entity, details in brief such as size, turnover etc.

Ferro Alloys Corporation Limited (“FACOR”) is a company in the business of producing Ferro Alloys and owns a Ferro Chrome plant with capacity of 72,000 TPA, two operational Chrome mines and 100 MW of Captive Power Plant through its subsidiary, FACOR Power Limited (FPL).

The chrome plant and the mines are located in Orissa.

The turnover in FY 2019 was INR 580 crore

b)	Whether the acquisition would fall within related party transaction(s) and whether the promoter/ promoter group/ group companies have any interest in the entity being acquired? If yes, nature of interest and details thereof and whether the same is done at “arm’s length”	No

c)	Industry to which the entity being acquired belongs	Manufacturing of Ferro Alloys

d)	Objects and effects of acquisition (including but not limited to, disclosure of reasons for acquisition of target entity, if its business is outside the main line of business of the listed entity)	The acquisition will complement the Company’s existing steel business as the vertical integration of ferro manufacturing capabilities has the potential to generate significant efficiencies.

e)	Brief details of any governmental or regulatory approvals required for the acquisition	Approval from the National Company Law Tribunal has been received.

f)	Indicative time period for completion of the acquisition	The Company has initiated implementation of the Resolution Plan. The upfront amount will be paid to the financial creditors of FACOR.

g)	Nature of consideration— whether cash consideration or share swap and details of the same	The consideration is in the form of upfront cash and non-convertible debentures which will mature in 4 equal instalments over a period of 4 years whereby management control of FACOR will be taken by the Company.

h)	Cost of acquisition or the price at which shares are acquired	The consideration payable under the approved Resolution Plan on a debt and cash free basis is INR 10 Crores as well as equivalent of cash balance in FACOR’s subsidiary, FACOR Power Limited (FPL) as Upfront Payment and zero coupon, secured and unlisted Non-Convertible Debentures of aggregate face value of INR 270 Crores to the Financial Creditors payable equally over 4 years commencing March 2021.

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612

www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Sensitivity: Internal (C3)

i)	Percentage of shareholding / control acquired and / or number of shares acquired	The Company will acquire management control and as per approved Resolution Plan the Company will hold 100% of the paid-up capital of FACOR

j)	Brief background about the entity acquired in terms of products/ line of business acquired , date of incorporation, history of last 3 years turnover, country in which the acquired entity has presence and any other significant information (in brief)

Ferro Alloys Corporation Limited (“FACOR”), was incorporated in 1955 as public limited company. FACOR is one of the India’s largest producers and exporters of ferro chrome, an essential ingredient for manufacture of special steel and stainless steel. The company is listed in BSE Limited. FACOR owns and operates a chrome plant with a capacity of 72000 TPA in Orissa and a captive power plant of 100 MW through its subsidiary Facor Power Limited. The company also owns two operational Chrome mines.

FACOR was admitted under Corporate Insolvency Resolution Process in terms of the Insolvency and Bankruptcy Code, 2016 (“IBC”) and the insolvency proceedings were commenced against FACOR pursuant to the order dated July 06, 2017 and March 04, 2019 of the Hon’ble NCLT, Kolkata.

NCLT Cuttack, vide its order dated January 30, 2020 under Section 31(1) of the IBC, approved the Resolution Plan submitted by the Company for FACOR under the ongoing corporate insolvency resolution process filed by REC Limited (formally known as Rural Electrification Corporation Limited).

FACOR’s revenues of last three consecutive year are as below:

-  FY 2017–Revenues – INR 645 Crores

-  FY 2018–Revenues – INR 551 Crores

-  FY 2019–Revenues – INR 580 Crores

-  FY 2020–Half Yearly–Revenues – INR 253 Crores

VEDANTA LIMITED

DLF Atria, Phase 2, Jacaranda Marg, DLF City, Gurugram - 122002, Haryana, India | T +91 124 459 3000 | F +91 124 414 5612

www.vedantalimited.com

REGISTERED OFFICE: Vedanta Limited, 1st Floor, ‘C’ wing, Unit 103, Corporate Avenue, Atul Projects, Chakala, Andheri (East), Mumbai - 400093, Maharashtra, India | T +91 22 6643 4500 | F +91 22 6643 4530

CIN: L13209MH1965PLC291394

Sensitivity: Internal (C3)